Jaime L. Chase

+1 202 728 7096

jchase@cooley.com

April 12, 2019

Chris Edwards

Office of Healthcare & Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Milestone Pharmaceuticals Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Filed March 15, 2019
CIK 0001408443

Ladies and Gentlemen:

On behalf of Milestone Pharmaceuticals Inc. (“Milestone” or the “Company”), the following information is in response to a letter, dated March 20, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, filed March 15, 2019 (the “DRS Amendment No. 2”).  Concurrently with the submission of this response letter, the Company is filing the Company’s Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1

PSVT, page 2

1.                                      We note the disclosure that was added on page 2 in response to prior comment 2. Please also include the findings from your survey that after the first year of diagnosis the percentage of patients with PSVT episodes lasting longer than 10 minutes and the percentage visiting the emergency department for treatment decreases to approximately one-third of those surveyed.

In response to the Staff’s comment, the company has revised the disclosure on page 2 to include the findings from our survey as requested.

Cooley LLP   500 Boylston Street   Boston, MA   02116-3736
t: (617) 937-2300  f: (617) 937-2400  cooley.com

*        *        *

Please contact me at (202) 768-7096 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Jaime L. Chase

cc:                                Joseph Oliveto, Milestone Pharmaceuticals Inc.

Timothy Maness, Milestone Pharmaceuticals Inc.

Ryan Sansom, Cooley LLP

Nathalie Beauregard, Osler, Hoskin & Harcourt LLP

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP